Exhibit 3.2

AMENDMENT TO BYLAWS

OF

GROWLIFE, INC.

Section  7 - Quorum:

(a) Except  as otherwise  provided  herein,  or by law, or in the Certificate of Incorporation (such  Articles and any amendments thereof being  hereinafter collectively referred to as the "Certificate of Incorporation"), or for meetings ordered by the Court of Chancery called  pursuant  to Section  21 1 of the Delaware  General  Corporations Law, a quorum shall be present  at all meetings of shareholders of the Corporation if the holders of at least 1/3 of the shares  entitled  to vote on that matter are represented at the meeting  in person or by proxy.